UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

250 WEST 57TH ST. ASSOCIATES L.L.C.
(Name of Subject Company (Issuer))

WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

ANTHONY E. MALKIN

PETER L. MALKIN

(Name of Filing Persons (Offeror))

Participation Units in LLC Member Interests
(Title of Class of Securities)

901910109
(CUSIP Number of Class of Securities)

Thomas N. Keltner. Jr.

c/o Wien & Malkin LLC

60 East 42nd St.
New York, NY 10165
(212) 687-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*Amount of Filing Fee**
$ 2,800,000$ 85.96

* For purposes of calculating the filing fee only. Assumes the purchase of 140 Units at a purchase price equal to $20,000 per Unit in cash.

__Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Filing Party:
Form or Registration No.:Date Filed:

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

X third-party tender offer subject to Rule 14d-1.

__ issuer tender offer subject to Rule 13e-4.

__ going private transaction subject to Rule 13e-3.

__ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    __

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Wien & Malkin 250 West 57th St. Acquisition L.L.C. (the "Purchaser" or "Wien & Malkin") to purchase up to 140 Participation Units of $5,000 original investment in LLC Member Interests (the "Units") in 250 West 57th St. Associates L.L.C. (the "Company"), the subject company, at a purchase price equal to $20,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 (the "Offer Date") and April 10, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1.Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is 250 West 57th St. Associates L.L.C., a New York limited liability company, and the address of its principal executive office is 60 East 42nd Street, New York, New York 10165. The telephone number of its principal executive office is (212) 687-8700.

(b) The class of securities to which this statement relates is the Participation Units of LLC Member Interests of the Company. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(b) Wien & Malkin 250 West 57th St. Acquisition L.L.C., Peter L. Malkin and Anthony E. Malkin are the filing persons. Wien & Malkin 250 West 57th St. Acquisition L.L.C.'s address is 60 East 42nd Street, New York, New York 10165. The telephone number of its principal executive office is (212) 687-8700. The business address and telephone number of both Peter L. Malkin and Anthony E. Malkin is c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, (212) 687-8700. The information set forth in the Offer to Purchase under Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference. During the past five years, none of the Purchaser, nor any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)(1) The Purchaser is owned by Peter L. Malkin and Anthony E. Malkin. Peter L. Malkin and Anthony E. Malkin are managers and trustees of entities which own Units of the Company on behalf of the Malkin family and act as agents for holders of Units. The Supervisor of the Company is Wien & Malkin LLC (the "Supervisor"). Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of the Supervisor. The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(a)(2) See Item 5(a)(1) above.

(b) None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)The information set forth in the Offer to Purchase in the Introduction and under Sections 1 and 12 is incorporated herein by reference.

(c)(1)-(7) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 10 is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase in Schedule I is incorporated herein by reference.

(b) None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. Because this is a cash offer that is not conditioned on financing being available and Wien & Malkin has more than adequate sources of funding, other information concerning Wien & Malkin's financial condition would seem to have little relevance to your decision. This offer, if consummated, will not change control of the Company, so Wien & Malkin's financial condition is also not material to future operations of the Company.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Sections 15 and 17 and in Schedule I is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Letter of Transmittal, as the same may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.
EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 8, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(3)*	Form of Letter to Unit holders dated March 8, 2007
(a)(4)	Form of Letter to Unit holders dated March 2, 2007
(a)(5)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)*	Summary Advertisement, dated March 8, 2007
(e)(1)	Joint Venture Agreement, dated May 25, 1953 (incorporated by reference to Exhibit 3(a) to Associates' Registration Statement on Form S-1 [the "Registration Statement"])
(e)(2)	Associates' Consent and Operating Agreement, dated as of November 30, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)	Associates' form of Participating Agreement (incorporated by reference to Exhibit 4(a) to the Registration Statement)
(e)(4)	Net Lease between Associates and Fisk Building Associates L.L.C., dated September 30, 1953 (incorporated by reference to Exhibit 10(a) to the Registration Statement)
(e)(5)	Modification of Net Lease, dated June 12, 1961 (incorporated by reference to Exhibit B to Associates' Statement of Registration on Form 8-K for the month of October 1961)
(e)(6)

Second Modification Agreement of Net Lease, dated June 10, 1965 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(c) to Associates' Annual Report on Form 10-K for the year ended September 30, 1981)

(e)(7)

Third Modification of Lease Agreement, dated May 1, 1975 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(7) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(8)

Fourth Lease Modification Agreement, dated November 12, 1985 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(g) to Form 10-K to Associates' Annual Report for the year ended September 30, 1985)

(e)(9)

Fifth Lease Modification Agreement, dated as of September 1, 1999 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(9) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(10)

Sixth Lease Modification Agreement, dated November 17, 2000 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(10) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(11)

Form of Consent of Participants in response to Letter from Peter L. Malkin to Participants in Associates dated March 10, 2004 and the accompanying Statement by the Agents (incorporated by reference to Exhibit (e)(11) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(12)

Seventh Lease Modification Agreement, dated as of December 28, 2004 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(12) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(13)

Eighth Lease Modification Agreement, dated May 25, 2006 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(13) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

___________
* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2007 Wien & Malkin 250 West 57th St. Acquisition L.L.C.

By:_/s/ Peter L. Malkin____________________
Peter L. Malkin, Member

By:_/s/ Anthony E. Malkin__________________
Anthony E. Malkin, Member

Peter L. Malkin

Anthony E. Malkin

Exhibit Index
EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 8, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(3)*	Form of Letter to Unit holders dated March 8, 2007
(a)(4)	Form of Letter to Unit holders dated March 2, 2007
(a)(5)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)*	Summary Advertisement, dated March 8, 2007
(e)(1)	Joint Venture Agreement, dated May 25, 1953 (incorporated by reference to Exhibit 3(a) to Associates' Registration Statement on Form S-1 [the "Registration Statement"])
(e)(2)	Associates' Consent and Operating Agreement, dated as of November 30, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)	Associates' form of Participating Agreement (incorporated by reference to Exhibit 4(a) to the Registration Statement)
(e)(4)	Net Lease between Associates and Fisk Building Associates L.L.C., dated September 30, 1953 (incorporated by reference to Exhibit 10(a) to the Registration Statement)
(e)(5)	Modification of Net Lease, dated June 12, 1961 (incorporated by reference to Exhibit B to Associates' Statement of Registration on Form 8-K for the month of October 1961)
(e)(6)

Second Modification Agreement of Net Lease, dated June 10, 1965 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(c) to Associates' Annual Report on Form 10-K for the year ended September 30, 1981)

(e)(7)

Third Modification of Lease Agreement, dated May 1, 1975 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(7) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(8)

Fourth Lease Modification Agreement, dated November 12, 1985 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(g) to Form 10-K to Associates' Annual Report for the year ended September 30, 1985)

(e)(9)

Fifth Lease Modification Agreement, dated as of September 1, 1999 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(9) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(10)

Sixth Lease Modification Agreement, dated November 17, 2000 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(10) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(11)

Form of Consent of Participants in response to Letter from Peter L. Malkin to Participants in Associates dated March 10, 2004 and the accompanying Statement by the Agents (incorporated by reference to Exhibit (e)(11) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(12)

Seventh Lease Modification Agreement, dated as of December 28, 2004 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(12) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(13)

Eighth Lease Modification Agreement, dated May 25, 2006 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(13) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

___________
* Filed herewith.